RECEIVED
2006 NOV 28 P 3:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82- **Registration No. 4154**

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			
Datum *Date*	9. 11. 2006		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005



SUPPL

Věc
Subject

Dislosure duty – 3Q results

Dear Sirs,

Pursuant to Prague Stock Exchange Rules part III subsection 8(7)(b) and Act 256/2004 Coll. subsections 120(1)(e) and 120(4) find enclosed financial results.

Yours Sincerely,

Sylva Floriková
Head of Compliance

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

Jestliže tento dokument není určen pro Vás, prosíme o jeho zničení, udržte jej v tajnosti a informujte odesílatele. Děkujeme.
If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you

Unconsolidated Balance Sheet of Komerční banka, a.s. according to International Financial Reporting Standards
(in CZK mil.)

	30 September 2006 (Unaudited)	30 September 2005 (Unaudited)
Assets		
Cash and current balances with the Czech National Bank	7,644	12,955
Amounts due from banks	228,077	229,564
Financial assets at fair value through profit or loss	10,018	10,078
Positive fair value of financial derivative transactions	9,283	14,046
Loans and advances to customers, net	213,808	179,257
Securities available for sale	20,121	9,087
Investments held to maturity	3,340	3,446
Prepayments, accrued income and other assets	3,123	2,125
Income taxes receivable	151	794
Deferred tax asset	788	387
Assets held for sale	762	28
Intangible fixed assets, net	2,224	1,967
Tangible fixed assets, net	7,060	8,887
Investments in subsidiaries and associates	5,330	1,516
Total assets	**511,729**	**474,137**
Liabilities		
Amounts owed to banks	30,275	23,747
Amounts owed to customers	392,066	363,573
Negative fair value of financial derivative transactions	4,449	5,333
Securities issued	23,957	13,989
Accruals and other liabilities	11,919	12,607
Provisions	2,277	4,127
Income taxes payable	0	0
Deferred tax liability	1,100	1,885
Total liabilities	**466,043**	**425,261**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	26,681	29,871
Total shareholders' equity	**45,686**	**48,876**
Total liabilities and shareholders' equity	**511,729**	**474,137**

Unconsolidated Profit and Loss Statement of Komerční banka, a.s. according to International Financial Reporting Standards

(in CZK mil.)

	30 September 2006 (Unaudited)	30 September 2005 (Unaudited)
Profit and Loss Account		
Interest income	17,687	14,756
Interest expense	(6,605)	(4,696)
Net interest income	**11,082**	**10,060**
Net fees and commissions	6,430	6,463
Net profit / (loss) on financial operations	750	608
Dividends and other income	88	245
Net banking income	**18,350**	**17,376**
Personnel expenses	(3,654)	(3,532)
General administrative expenses	(3,659)	(3,781)
Depreciation, impairment and disposal of fixed assets	(1,182)	(1,256)
Total operating expenses	**(8,495)**	**(8,569)**
Profit before provisions for loan and other risk, investment losses and income taxes	**9,855**	**8,807**
Provision for loan losses	(986)	(439)
Provision for impairment of securities	0	(196)
Provision for other risk expenses	(262)	(97)
Cost of risk	**(1,248)**	**(732)**
Profit or loss on subsidiaries and associates	0	341
Profit / (loss) before income taxes	**8,607**	**8,416**
Income taxes	(1,989)	(2,103)
Net profit / (loss)	**6,618**	**6,313**
Earnings / (loss) per share (in CZK)	**174.12**	**166.09**